FEDERAL INSURANCE COMPANY

Endorsement No: 10

Bond Number: 82416704

NAME OF ASSURED: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Hood River Small-Cap Growth Fund
Mar Vista Strategic Growth Fund

This Endorsement applies to loss discovered after 12:01 a.m. on September 1, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 15, 2016   By _____
                                                Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 82416704

NAME OF ASSURED: MANAGER DIRECTED PORTFOLIOS (F/K/A THE ROXBURY FUNDS)

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Pemberwick Fund

This Endorsement applies to loss discovered after 12:01 a.m. on December 5, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: December 15, 2016 By ______________________
Authorized Representative

December 20, 2016

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re: Manager Directed Portfolios
        File No. 811-21897
        Rule 17g-1 Filing of Fidelity Bond Amendments

Dear Sir or Madam:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, please find the following information with respect to Manager Directed Portfolios (f/k/a Roxbury Funds).

- a copy of the executed Investment Company Protection Bond Endorsement No. 10 listing the schedule of funds as of September 1, 2016 is enclosed;

- a copy of the executed Investment Company Protection Bond Endorsement No. 11 (effective December 5, 2016) adding the Pemberwick Fund to the schedule of funds is enclosed;

- the original Fidelity Bond was previously filed on October 12, 2016;

- no additional premiums were required to be paid.

If you have any questions about this filing, please contact the undersigned at 414-765-5606.

Sincerely,

/s/ Nathan Bentley
Compliance Officer

Enclosures